

Mail Stop 4720

June 10, 2009

Ross J. Kari
Chief Financial Officer
Fifth Third Bancorp
38 Fountain Square Plaza
Cincinnati, Ohio 45263

> **RE:**   **Fifth Third Bancorp**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed March 2, 2009**
> **Form 10-Q for Quarterly Period Ended March 31, 2009**
> **Filed May 11, 2009**
> **Form 8-K filed April 23, 2009**
> **File No. 001-33653**

Dear Mr. Kari,

We have reviewed your letter filed on March 12, 2009 and have the following comments. Where indicated, we think you should revise your document in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. In your response, please indicate your intent to include the requested revision in future filings and provide a draft of your proposed disclosures.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>March 31, 2009 Form 10-Q</u>

Earnings Summary, page 5

1.   You disclose that during the first quarter of 2009, you reclassified certain TDRs from nonaccrual to accrual status. You disclose in your December 31, 2008 Form 10-K that TDRs remain on nonaccrual status until a six-month payment history is sustained. Please revise future filings to disclose the criteria needed for TDRs to be placed on accrual status, disclose why your new policy is preferable and quantify the effect of your new policy on nonaccrual amounts and statistics presented for prior periods.

Table 1: Selected Financial Data, page 3

2.   We note your response to comment five in your letter dated May 12, 2009 and your new disclosure in your Form 10-Q related to various non-GAAP measures, including "tangible equity ratio," "tangible common equity ratio," "tangible capital to risk-weighted assets," and "tangible book value per share." To the extent you disclose these ratios in future filings, please revise to:

        a.   provide a quantitative reconciliation in appropriate detail of how the measure is calculated. Refer to paragraph 10(e)(1)(i)(B) of Regulation S-K.

        b.   clearly label the measures as non-GAAP.

Note 7. Other Assets, page 54

3.   We note your response to comment six in your letter dated May 12, 2009. Please tell us how you determined it was appropriate to recognize a tax benefit of $106 million in the quarter ended March 31, 2009. Specifically tell us how you measured the benefit and tell us how you considered the guidance in FIN-48 and other relevant accounting guidance.

Note 15. Fair Value Measurements, page 67

4.   We note you adopted FSP 157-2 on January 1, 2009 and that you performed an interim goodwill impairment test on March 31, 2009. Please tell us how you met the disclosure requirements in paragraph 32 of SFAS 157 related to your reporting units. We note that paragraph 9b of SFAS 157-2 identifies reporting units as measured on a recurring basis.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments, indicate your intent to include the requested revisions in future filings, provide a draft of your proposed disclosures and provide any requested information. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Michael Volley, Staff Accountant, at (202) 551-3437 or me at (202) 551-3851 if you have questions regarding our comments.

Sincerely,

Kevin W. Vaughn
Accounting Branch Chief